Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merchants and Manufacturers Bank Corporation

Commission File Number: 0-15950

Busey + Merchants & Manufacturers Bank | Core Rationale

FOR INTERNAL BUSINESS USE ONLY

Despite the challenges of 2023, your commitment, perseverance and flexibility have enabled Busey to continue moving forward with various initiatives designed to improve efficiencies and overall productivity, enhance the customer experience and prepare for organic and acquisitive growth as conditions allow. In addition to our organic growth initiatives, Busey has looked to grow through strategic business combinations with like-minded partners that complement our existing footprint and customer base, generating value for our Pillars—associates, customers, communities and shareholders.

As a part of this ongoing effort, today First Busey Corporation (Busey) entered into a definitive agreement to acquire Merchants & Manufacturers Bank Corporation, the holding company for Merchants & Manufacturers (M&M) Bank.

This means Busey and M&M have jointly agreed to merge the two holding companies together and, following that merger, to merge M&M Bank with and into Busey Bank (click here for the press release). Pending the completion of customary closing conditions, including regulatory and other required approvals, it is expected we will merge the holding companies in early Q2 2024, and the banks would subsequently merge—formally expanding our footprint in Illinois and welcoming M&M Bank’s customers to the Busey family—during Q2 2024.

Why Busey + M&M?

This franchise expansion supports our strategic intention of increasing market share through partnerships with organizations who have strong core deposit funding, solid commercial banking and credit practices and are a cultural fit for Busey.

With a collective, focused expertise in well-capitalized banking—built on the foundational principles of community banking—our combined franchise will pair Busey’s regionalized approach with M&M’s Life Equity Loan® products—as well as traditional Commercial lending options—providing clients with personalized solutions. M&M’s niche life equity lending product was key in the decision to pursue this partnership as they are a market leader in providing cash value life insurance lines of credit and related products. Their Life Equity Loan® product provides customers a convenient way to borrow using the cash surrender value of their life insurance policies as collateral. Busey has a pre-existing commercial relationship over many years as a participation partner for M&M’s Life Equity Loan® business and values the attractive, safe business model as an appealing channel for additional loan growth throughout our Chicagoland footprint and nationwide. Currently, M&M’s Life Equity Loans® represent 55% of their total loan balances.

This is a lower-risk transaction for Busey that builds upon our history of strategic partnerships for intentional growth. M&M shares Busey’s conservative credit culture—confirmed by our thorough due diligence process. Over the last decade, M&M’s average net charge-off rate is 0.01% and Busey’s is 0.10%, vs. 0.44% for all U.S. commercial banks. Their deposit base has grown by ~15%

since March 2023’s banking industry challenges and they offer a small & short duration $10 million investment portfolio.

Being a strong, local community bank for the communities we serve is important to both Busey and M&M, and thanks to outstanding associates, we both have been successful growing our companies. Combining our like-minded organizations will allow us to build upon and strengthen our shared beliefs, community focus, and commitment to service excellence to deliver a preeminent bank in DuPage and Will County communities and beyond.

We have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices, tenured associates and outstanding service to our valued clients. This business combination offers a unique mix of scale, product set, geographical synergy, and financial attractiveness for our organizations.

Together, our size and scope will allow for expanded capabilities along with local experts customers know and trust—giving us great advantage over our competitors, both large and small.

A combined pro forma franchise supports this through the following:

•	More than 60 full-service locations: 21 in Central Illinois markets, 18 in suburban Chicago markets, 20 in the Gateway region, three in Southwest Florida and one in Indiana;

•	Enhanced M&M Bank offerings, as well as expanded Busey presence in DuPage and Will Counties. With this partnership, our deposit market share in DuPage and Will Counties improves to #4 while our share in the Chicago MSA improves to #8 (based on 6.30.23 data and excluding large financial institutions with $100 billion+ in assets); and

•	$12.7 billion in total assets; $8.3 billion in gross loans; $10.7 billion in total deposits and wealth assets under care of $11.5 billion.

About M&M Bank

Founded in 1969 as East Joliet Bank, M&M Bank started as a traditional, locally owned bank that valued its roles and responsibilities as a community bank. Current ownership took control of the bank in 1993 and brought a focused expertise in business banking and a commitment to maintaining the principles of community banking that the institution was founded on.

Since 1993, the bank has seen significant growth and has been profitable in each of the last 21 years. With a strong focus on customer service, M&M Bank has actively grown both facets of its business. On the retail side, the bank strives to provide true community banking with an emphasis on knowing its customers and providing unparalleled customer service. On the business side, it combines these same attributes with everyday access to decision makers and a level of expertise and products usually found only at much larger institutions.

What happens next?

The public announcement of our intention to partner is the first step in the integration process.

The focus of this initial phase—leading up to the holding company merger—is to introduce the partnership and attain regulatory and shareholder approvals, while developing key timelines for integrating both the holding companies and, subsequently, our banks.

Throughout this initial phase, we will:

1.	maintain a strong focus on connecting with and communicating to M&M associates;
2.	begin tentative planning for the formal partnership; and
3.	connect with key customers to safeguard and continue these valued relationships.

What can you do to prepare?

Much like past acquisitions, Busey’s joint project team will manage the bulk of the integration. We encourage you to continue to focus on what you do best—serving each other and our customers by:

•	Remaining focused on sales and service opportunities;
•	Improving processes and efficiencies—when possible—within departments; and
•	Inspiring an engaged and positive culture through your interactions.

We will keep you apprised as more information becomes available. We encourage you to reach out to your eTeam leader with any immediate questions. As a reminder, please direct any media inquiries to Amy Randolph and/or Kristen Bosch. In the meantime, please monitor The Vault and Between the Lines for future communications from the project team about this transition.

Kindest regards,

Van A. Dukeman

Chairman & CEO, First Busey Corporation and Busey Bank

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“Busey”) and Merchants and Manufacturers Bank Corporation (“Merchants”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and Merchants’ management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor Merchants undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and Merchants to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and Merchants will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of

Merchants with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of Merchants’ stockholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli-Palestinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or Merchants’ general business (including changes in response to the recent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or Merchants’ assets (including the impact of the London Interbank Offered Rate phase-out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of Merchants and the performance of Merchants’ life equity loan business; (xviii) unexpected outcomes of existing or new litigation involving Busey or Merchants; (xix) fluctuations in the value of securities held in Busey’s or Merchants’ securities portfolio; (xx) concentrations within Busey’s or Merchants’ loan portfolio, large loans to certain borrowers, and large deposits from certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (xxii) the level of non-performing assets on Busey’s or Merchants’ balance sheets; (xxiii) interruptions involving information technology and communications systems or third-party servicers; (xxiv) breaches or failures of information security controls or cybersecurity-related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Merchants that also constitutes a prospectus of Busey, which will be sent to the stockholders of Merchants. Merchants’ stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, Merchants and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Busey and Merchants can be obtained free of charge from the SEC’s website at www.sec.gov.

These documents also can be obtained free of charge by accessing Busey’ website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4630, or from Merchants, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr.,P.O. Box 200, Channahon, Illinois 60410 or by calling (630) 575-9700.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

Busey, Merchants and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.